SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934*

(Amendment No. 1)

Goldleaf Financial Solutions, Inc.

(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

38144H109
(CUSIP Number)

November 15, 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

[_]    Rule 13d-1(b)

[X]   Rule 13d-1(c)

[_]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 38144H109	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Financial Stocks, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	220,538
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	220,538
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,538
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.30% of 17,009,148 shares of Common Stock outstanding based on the most current information available from the Issuer as of November 13, 2006.
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 38144H109	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Voluntary) Elbrook Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	91,194
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	91,194
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,194
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.54% of 17,009,148 shares of Common Stock outstanding based on the most current information available from the Issuer as of November 13, 2006.
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 38144H109	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John M. Stein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	311,732
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	311,732
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 311,732
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.83% of 17,009,148 shares of Common Stock outstanding based on the most current information available from the Issuer as of November 13, 2006.
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 38144H109	13G	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Voluntary) Steven N. Stein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	311,732
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	311,732
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 311,732
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.83% of 17,009,148 shares of Common Stock outstanding based on the most current information available from the Issuer as of November 13, 2006.
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 38144H109	13G	Page 6 of 9 Pages

Item 1(a). NAME OF ISSUER
Goldleaf Financial Solutions, Inc.
Item 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICE
9020 Overlook Boulevard, Third Floor, Brentwood, TN, 37027
Item 2(a). NAME OF PERSON FILING
Financial Stocks, Inc.; Elbrook Holdings, LLC; John M. Stein; Steven N. Stein
Item 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE
507 Carew Tower, 441 Vine Street, Cincinnati, Ohio 45202
Item 2(c). CITIZENSHIP
Ohio; Delaware; United States of America; United States of America
Item 2(d). TITLE OF CLASS OF SECURITIES
Common stock, no par value
Item 2(e). CUSIP NUMBER
38144H109

Item 3.     IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

Item 4.    OWNERSHIP

(a)   Amount beneficially owned
(b)   Percent of class
(c)   Number of shares as to which such person has:
            (i)     Sole power to vote or to direct the vote
(ii)    Shared power to vote or to direct the vote
(iii)   Sole power to dispose or to direct disposition of
(iv)   Shared power to dispose or to direct disposition of
311,732 1.83%[1] 0 311,732 0 311,732

_____________
1 Based on 17,009,148 shares of Common Stock outstanding based on the most current information available from the Issuer as of November 13, 2006.

CUSIP No. 38144H109	13G	Page 7 of 9 Pages

Financial Stocks, Inc. which is (i) the general partner of Financials Stocks Limited Partnership, the record owner of 191,195 shares of the security being reported and (ii) the investment manager of a separately managed account that is the record owner of 29,343 shares of the security being reported, is controlled by John M. Stein and Steven N. Stein. Therefore, Financial Stocks, Inc., John M. Stein and Steven N. Stein share with Financial Stocks Limited Partnership the power to vote and dispose of such shares, and, accordingly, may be deemed the beneficial owners of such shares.

John M. Stein and Steven N. Stein also may be deemed to share the power to vote and dispose of 91,194 shares directly owned by Financial Stocks Master Fund, Ltd, through their control of Elbrook Holdings, LLC, which is the investment manager of Financial Stocks Master Fund, Ltd. Therefore, Steven N. Stein and John M. Stein indirectly have the power to vote and dispose of the shares being reported, and, accordingly, may be deemed the beneficial owners of such shares. The foregoing should not be construed in and of itself as an admission by Financial Stocks, Inc., Elbrook Holdings, LLC, Steven N. Stein or John M. Stein as to the beneficial ownership of the shares owned by Financial Stocks Limited Partnership or Financial Stocks Master Fund, Ltd., as the case may be.

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not Applicable.

Item 6.  OWNERSHIP OF FIVE PERCENT ON BEHALF OF ANOTHER PERSON

See Item 4.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

See Exhibit 1.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable.

Item 9.  NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

CUSIP No. 38144H109	13G	Page 8 of 9 Pages

Item 10.  CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2006

FINANCIAL STOCKS, INC.

By:	/s/ John M. Stein
Name:	John M. Stein
Title:	President

ELBROOK HOLDINGS, LLC

By:	/s/ John M. Stein
Name:	John M. Stein
Title:	Managing Member

/s/ John M. Stein
JOHN M. STEIN

/s/ Steven N. Stein
STEVEN N. STEIN

CUSIP No. 38144H109	13G	Page 9 of 9 Pages

Exhibit 1

IDENTIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE CONTROL PERSON

John M. Stein and Steven N. Stein have filed this Schedule 13G as the control persons of Financial Stocks, Inc., the general partner of Financial Stocks Limited Partnership, record owner of 191,195 shares of the security being reported and as the control persons of Elbrook Holdings, LLC, the investment manager and control person of Financial Stocks Master Fund, Ltd, record owner of 91,194 shares of the security being reported.